Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

4

1.2.2

Stewart and Jazz Properties, British Columbia

10

1.2.3

Rozan Property, British Columbia

11

1.2.4

Market Trends

11

1.3

Selected Annual Information

12

1.4

Results of Operations

13

1.5

Summary of Quarterly Results (Unaudited)

17

1.6

Liquidity

18

1.7

Capital Resources

19

1.8

Off-Balance Sheet Arrangements

21

1.9

Transactions with Related Parties

22

1.10

Fourth Quarter (Unaudited)

24

1.11

Proposed Transactions

25

1.12

Critical Accounting Estimates

25

1.13

Critical accounting policies and changes in accounting policies

25

1.14

Financial Instruments and Other Instruments

26

1.15.1

Other MD & A Requirements

26

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

26

1.15.3

Disclosure of Outstanding Share Data

27

Other Information

28

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Certain statements included herein may constitute forward-looking statements, such as estimates and statements that describe our future plans, objectives or goals, including words to the effect that we expect or management expects a stated condition or result to occur. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The following list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements.

The Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.  Actual results relating to mining and exploration, among other things, resources, results of exploration, reclamation and other post-closure costs, capital costs and mine production costs could differ materially from those currently anticipated.  Actual results relating to, among other things, research and development of the Ceramext™ Process, resources, capital costs and marketing and projected and/or expected revenues from the use of the Ceramext™ Process could differ materially from those anticipated in such statements by reason of factors such as the source of feed materials, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the products that may be produced. Other factors that affect both the exploration and development and the research and development of the Ceramext™ Process may litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our research and development activities, productivity of our resource properties, properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for minerals, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which we operate, technological and operational difficulties encountered in connection with our exploration activities, labour relations matters, costs and changing foreign exchange rates. This list is not exhaustive of the factors that may affect any of our forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on our forward-looking statements. Further information regarding these and other factors is included in our filings with the US Securities and Exchange Commission (which may be viewed at www.sec.gov) and Canadian provincial securities regulatory authorities (which may be viewed at www.sedar.com).

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2006.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

1.1

Date

The effective date of this report is April 30, 2007.

1.2

Overview

Emgold Mining Corporation (“Emgold” or the “Company”, “We” or “Our”) has historically been a mineral exploration company.  The Company has a portfolio of advanced and early-stage mineral exploration projects and has also been engaged in conducting research and development to commercialize the Ceramext™ Process which converts mine wastes and other siliceous waste materials to stone and ceramic building products.  The following is a brief summary of its activities in 2006.

•

Emgold’s loss for the year ended December 31, 2006 (“fiscal 2006”) was $5,124,327 or $0.08

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

per share compared to a loss of $5,245,165 or $0.09 per share in the year ended December 31, 2005 (“fiscal 2005”).

•

During fiscal 2006, cash used in operations was $5,123,288 compared to $4,583,853 in fiscal 2005.

•

Exploration expenditures and acquisition of mineral property interests totalled $1,847,340 in fiscal 2006, of which $51,141 was capitalized, compared to $1,729,799 in fiscal 2005, of which $61,575 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2006:  Idaho-Maryland - $1,792,149 (2005: $1,604,900), Rozan - $181 (2005 – $1,780), Stewart – $3,650 - (2005 – $71,250), and Jazz – $219 (2005 – recovery of $9,706).

•

During fiscal 2006, the Company spent $1,590,754 (2005 - $1,769,659) on research and development of the Ceramext™ Process.  Expenses incurred include prototype materials for research - $131,955 (2005 – $104,374); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $40,000 (2005 - $156,060); consulting fees - $44,781 (2005 - $24,784); engineering costs which includes contractors, salaries and hourly labour - $1,017,919 (2005 - $812,923); consumable materials - $35,473 (2005 - $51,026); marketing and commercialization - $27,442 (2005 – $351,000); site costs - $165,692 (2005 - $160,393); sample preparation - $83,283 (2005 - $70,190); stock-based compensation of $11,139 (2005 - $28,489) and transportation - $33,070 (2005 - $10,420).  The technology licence fee and bench-scale research facility was amortized over a two-year period, and was fully amortized at December 31, 2005

•

The Company’s current estimate is that the CMUP should be received for the Idaho-Maryland Project in Q2 2008.

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Gold Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “IM Project”).  In December 2006 the Company completed a private placement financing through the facilities of M Partners Inc. for gross proceeds of Cdn$4,579,907.  There were two components to the financing: 14,344,105 units were issued at Cdn$0.26, comprised of one common share and one share purchase warrant, exercisable for two years at a price of Cdn$0.40; and 2,238,000 flow-through units were issued at Cdn$0.38, comprised of one flow-through (“FT”) share and one-half of one non-flow-through (“NFT”) share purchase warrant, exercisable for two years at a price of Cdn$0.50.  Each whole NFT share purchase warrant will entitle the holder to purchase one additional common share of the Company.  Commissions of 8% were paid with respect to the financing.

The NFT proceeds of the offering are being used to advance permitting on the Company’s IM Project and for working capital.  The flow-through proceeds are to be used for exploration on the Company’s properties in British Columbia.

Emgold conducted research and development related to the Ceramext™ technology until late 2006 because of its potential to provide a tailings and development rock management strategy and possibly contribute a significant additional revenue stream to the IM Project if the mine goes into production.

The Company is deferring further capital investment in the Ceramext™ technology at this time and will focus its resources on the permitting process for the IM Project.  Separately, the Company intends to examine alternatives that may be available to raise the capital necessary to further develop and

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

commercialize the Ceramext™ technology apart from the IM Project.  Such alternatives include joint ventures, a separate public entity and other forms of reorganization.  During this period, Emgold will continue to make preproduction royalty payments to the inventor of the technology from whom the Company acquired the worldwide license to maintain the license fee on the technology.

To date, feedstock including development rock and historical tailings from the IM Project, has been used to produce high quality ceramic building material.  Washed fines from aggregate operations, fly ash and other materials from other mining and industrial sites throughout North America have also been successfully tested as feedstocks for the ceramics process.  The testing of materials has been ongoing in conjunction with equipment design and product development.  The Company completed an order of 3,000 square feet of stone tile which is being installed in a dual use home/office building being built as an architectural showcase in California.  This has been a co-development project with the owner of the building and may be used to showcase the tile, and to test the installation and performance of the products.

Pursuant to the Company’s decision to defer further capital investment in the Ceramext™ technology, the Company laid off a number of employees who were primarily dedicated to the development of Golden Bear Ceramics,. in late fiscal 2006, with separation costs of approximately $85,000.  The Company is using the proceeds of its recently completed financing to advance permitting on the IM Project.

1.2.1

Idaho-Maryland Mine, California

The Idaho-Maryland Mine was discovered in 1851, produced from 1862 through 1956 and is the second largest historical producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Company is very fortunate to have over 11 tons of documents from the historic operations.  The documents include 4,000 original mine maps, 1,100 photographs of underground geology, milling records, over 36,000 historical assays, thousands of regional geology maps and other technical data.  It is estimated that it would cost approximately $30 to 50 million to replace the historical data.  The IM Project geologists and mining engineers have taken the historical data and built computerized models of the Idaho-Maryland deposit and are designing the underground exploration programs and other workings to return the mine to production.

Emgold’s management and technical teams believe that the Idaho-Maryland Mine represents one of the largest high-grade, underground gold exploration opportunities in North America.  New exploration targets are being identified from the computerized assay model that was completed in 2006.  Assay results from the historic maps and operating data were digitized and entered into the MineSight® computer modeling program.  This work, in addition to other computerized historic geologic and mining data, is assisting the Company's geological staff in making significant progress to identify areas that may have additional exploration potential.  Geological evaluations are continuing on the historical data and it is anticipated that additional exploration targets and resources may be defined in the near future.

The Company is continuing with its exploration and permitting of the IM Project located in the City of Grass Valley (the “City”) in Nevada County, California, U.S.A.  The IM Project is planned as the staged exploration and development of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine and mill, in conjunction with a manufacturing plant for stone and ceramic brick, tiles and other building materials.

Subsequent to December 31, 2006, the Company negotiated an extension to the mining lease and option to purchase agreement for the IM Project.  The revised agreement extends the purchase option exercise date from May 31, 2007, to December 31, 2008.  All other conditions of the original option and lease

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

agreement, including the option purchase price and net smelter royalty remain unchanged.  Emgold agreed to make quarterly option payments of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  A one-time extension payment of $75,000 was paid upon execution of the revised agreement in February 2007, in addition to the last remaining option payment of $25,500, also paid in February 2007.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments throughout the permitting process to define and mediate areas of potential concern.  The Company believes it has developed a good working relationship with all stakeholders in the local communities and we are presently entering the final stages of the permitting process.  The IM Project is supported by numerous local politicians, business organizations and individuals.  In an independent public opinion poll commissioned by the City of Grass Valley of 388 randomly selected residents (the approximate population is 13,000 people), 72 percent of those responding residing in the City are in favour of re-opening the historic Idaho-Maryland Mine if appropriate environmental safeguards are in place.

The City is the Lead Agency for the permitting process for the IM Project.  The permit applications were deemed substantially complete by the City on May 20, 2005.  The information exchange with the City with respect to the permit applications is a continuing process, however, the work associated with the application process consumes a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City and other County, State and Federal regulatory authorities.  The Company’s current estimate is that the permitting process could be completed by Q2 2008, about 32 months from the date that the Final Applications were deemed substantially complete by the City.  This time estimate has been based on the current schedule prepared by the City’s Environmental Impact Report (“EIR”) consultant and the permitting experiences of previous mining operations located in California, which have ranged from 14 to 24 months.  Delays in the permitting process for the IM project are mainly attributable to the Company’s inability to devote additional working capital to move forward with the project and do not relate directly to the permitting process.  An equity financing completed in December 2006 should enable the Company to further proceed in the EIR process.  The Company will require further equity financings to complete the permitting and subsequent development of the IM Project, as the Company has no source of operating revenue.

The final Master Environmental Assessment (“MEA”) was issued by the City in June 2006.  The MEA describes potential impacts of the IM Project and also identifies data gaps in the permitting data prior to entering into the EIR process.  The MEA has been reviewed by the Company and the project team has been filling in any “data gaps” that were noted in the report as well as responding to issues identified by the community during public workshops held by the Company.  In certain cases, the information identified as “data gaps” had been previously provided to the City of Grass Valley or their consultants, but required cross-referencing in the documentation.  Workshops have been held to discuss and remedy the data gaps, and further documentation meetings and workshops will continue to be held in response to the MEA which will be incorporated into the EIR process.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Application for the Conditional Mine Use Permit (“CMUP”).  Once the applications were accepted as complete, the City initiated the preparation of a Master Environmental Assessment (“MEA”) as a precursor to a California Environmental Quality Act (“CEQA”) review of the Project application as proposed.  CEQA topics that may be issues (as described below) will be addressed in appendices to the Formal Application.  Some of the issues are expected to be associated with the temporary and

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

permanent growth in employment and population and demands on the social service and utility infrastructures which will need to be addressed in environmental evaluations for the IM Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  The Company and its consultants believe that the environmental aspects of the IM Project of greatest interest to the City and County of Nevada (County) will likely include:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, including reclamation planning;

•

Impact on Traffic and Circulation in and around the Project location (e.g., road design and capacity);

•

Impact on Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Impact on Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

•

Impact on Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The IM Project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  The Company will need to further address those impacts associated with growth due to industrial development proximate to an urban center, as well as the impacts on the biological, cultural and historical resources.  The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders.

Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

Other requirements of CEQA will be addressed in the context of the Formal application, including:

•

Air Quality – Clean Air Act (“CAA”)/ dust generation, non-point sources (machinery/ vehicles);

•

Geology - Potential for subsidence;

•

Hydrogeology - Effects of dewatering (removal of water from) the mine (viability of private wells);

•

Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, Clean Water Act (“CWA”), National Pollutant and Discharge Elimination System (“NPDES”) and the Storm Water Pollution Prevention Plan (“SWPPP);

•

Visual and Aesthetics - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

•

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

In 2007, contracts have been awarded by the Company to independent consulting and engineering firms for architectural services, visual impact analysis, a revised lighting plan, geotechnical drilling and environmental sampling, an updated traffic study, updated noise analysis, flora, fauna and a continuation of a tree survey.  Water sampling is ongoing.  Additional plans are being developed, and additional contracts will be awarded as plans are finalized and funds are available.

Specific to U.S. properties, costs involved in complying with various government environmental

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

regulations vary by anticipated operations.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 10% or less of the total cost of an exploration or development program.

In addition, certain types of operations related to the opening and operations of the mine will require the submission and approval of additional environmental impact assessments.  Environmental assessments of proposed project operations carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the IM Project would be curtailed, and the Company’s operations in Grass Valley, California would cease.

On the Federal, State or Provincial or County level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received from the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  If operations result in negative effects upon the environment, government agencies will require the Company to carry out remedial actions to correct the negative effects.

Information about the IM Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings, community events as well as through local news media, direct mail-outs, circulars and brochures.  A website, devoted to the IM Project, www.idaho-maryland.com, provides general IM Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

In June 2006, the Company’s wholly-owned subsidiary, Idaho-Maryland Mining Corporation (“IMMC”) successfully completed Phase 1 of the three-phase process to permit the reopening of the IM Project.  Phase 1 included the completion of the MEA as part of the California Environmental Quality Act.  Based on public input during the MEA process, advances in the Ceramext™ technology used to make stone and ceramic tile products from the mine waste, plus advances in computer modeling of the historic Idaho-Maryland Mine geology and assay data, IMMC has been revising its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study.  The major changes relate primarily to the site plan.  The ceramics building has been redesigned and relocated more centrally to the site to minimize the visual impact of the large building.  The City planned connector road between the Idaho-Maryland Road and East Bennett Street has been incorporated into the site plan to address traffic concerns about the Idaho-Maryland Road.  The revised Formal Application is expected to be submitted to the City in Q2 2007.  This will be followed by Phase 3, the EIR process, expected to commence in the summer of 2007 and to be completed in early 2008.

Exploration

The Company’s geologists are planning a possible Phase 3 surface drill program (dependent on future financing) to explore several structures in preparation for the underground development and further underground exploration.  Currently there is a shortage affecting the entire mining industry of available surface exploration and drilling equipment as well as experienced personnel to complete the work.  Any additional surface drilling is also subject to the Company’s ability to obtain additional financing, negotiate surface land leases and obtain permits to complete the work.  Additional surface exploration

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

drilling is not necessary for the completion of the permitting process.  Geotechnical and environmental drilling has been initiated in order to define any historic environmental impacts and to confirm the structural suitability for future mining and milling operations.  Gaining the permit to access the underground workings is currently Emgold’s top priority, in order to obtain access to begin a future underground drill program.

Development of various underground exploration scenarios for the IM Project has been started.  Several internal scoping studies with cost estimates will be prepared in order to define the cost sensitivity and practicality of different methods of accessing the underground levels to conduct exploration and from which to mine early production targets.

It is anticipated that the CMUP may be granted by Q1 of 2008.  Activities after the granting of the permit at the IM Project would include de-watering the mine and driving a new decline to allow for extensive underground exploration drilling intended to significantly increase the current gold resource and possibly result in a well defined gold reserve.

The Company is pleased to report that the total inferred mineral resources at the IM Project in Grass Valley, California, have now surpassed one million ounces of contained gold.  The inferred total resource using the historic Mine Call Factor (“MCF”) of 1.44 includes 43,000 tons (“t”) with an average grade of 0.93 ounces of gold per ton (“opt”) to contain 40,000 ounces of contained gold.  An additional 5,000t grading 2.05 opt increases the total inferred contained gold to 1,002,000 ounces of contained gold.  The mine also has a measured and indicated resource consisting of 1,666,000t grading 0.28 opt using the MCF to contain 472,000 contained ounces as presented in the Company’s November 2004 Technical Report prepared by Amec Americas Ltd.

Sixteen new gold resource blocks have been identified using the Company’s computerized models, increasing the total number of resource blocks to 216.  Each of the 216 resource blocks is a target for further surface and underground exploration.  Approximately 70 percent of the new resources are from primary veins including the Idaho #1 Vein, which produced one million ounces of gold from one million tons over 30 years, and the Idaho #3 Vein.  These veins show remarkable continuity down-dip; continuous structures that were mined to depths of over 2000 feet.  In addition, the majority of the new inferred resources were identified at the deeper levels of the mine where historic mine operations excavated drifts in veins and detailed sampling was conducted to plan future mining activities.  Mining of the veins between the drifts (termed stoping) never occurred.  Mining of primary and secondary veins essentially ended at the Idaho 2000-foot mine level.  Access to the mine levels below the 2000-foot level was developed and ore was sampled in preparation for future mining activities that have yet to occur.

Computer modeling of historic assay data was completed in 2006 and is being used to determine the sites of potential new resource blocks and exploration targets.  Through this process, the Company has identified 512 new gold exploration targets at the IM Project.  Additional targets and increases in the resource estimates are expected to be identified after further review.  The exploration targets identified to date are zones of gold mineralization on established historic mine levels or in drill holes where extensive mining and stoping did not take place.  The targets are derived from historic assay and geologic maps that show the results of sampling of quartz veins and mineralized rock units.  Many targets are situated near known gold resources, some are near intensively mined areas, and many are on mine levels where access was developed but never mined.  The majority of the new exploration targets are located on the shallow Brunswick veins from the Brunswick 490-foot level to the Brunswick 1300-foot level, with additional targets located on deep Idaho veins down to the Idaho 2830-foot level.

These targets are in addition to the 26 large conceptual exploration targets and 216 resource blocks currently included in the Measured, Indicated and Inferred Resource categories for the IM Project.  The

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

216 resource blocks remain the highest priority zones for underground definition drilling which would be aimed at upgrading the current resource estimates into the proven and probable reserve categories.

With the identification of these underground exploration targets, the IM Project has the potential to be one of the largest high-grade underground gold exploration targets in North America.

All work is under the supervision of Mr. Robert Pease, Professional Geologist (California), Chief Geologist for the IM Project and a Qualified Person in accordance with National Instrument 43-101.

The following table is a summary of all mineral resources, including the new ones in addition to the resources in the Company’s November 2004 Technical Report, prepared by Amec Americas Ltd., for the IM Project.

Idaho-Maryland Project Gold Mineral Resource Summary Update, February 23, 2007

	True Thickness (ft)	Tonnage (tons)	Gold Grade (oz/ton)	Gold (oz)	Gold Grade (oz/ton) 1.44 MCF	Gold (oz) 1.44 MCF[1]
Eureka Group [2]
Measured Mineral Resource	6.5	17,000	0.18	3,000	0.29	5,000
Indicated Mineral Resource	5.7	41,000	0.27	11,000	0.37	15,000
Measured + Indicated Mineral Resources	5.9	58,000	0.24	14,000	0.34	20,000
Inferred Mineral Resources A	9.0	393,000	0.21	81,000	0.30	117,000
Inferred Mineral Resources B	4.8	49,000	0.37	18,000	-	-
New Inferred Mineral Resources (A)	4.4	5,000	0.15	1,000	0.22	1,000
Idaho Group
Measured Mineral Resource	17.5	129,000	0.24	31,000	0.34	44,000
Indicated Mineral Resource	10.6	209,000	0.42	88,000	0.60	125,000
Measured + Indicated Mineral Resources	13.3	338,000	0.35	119,000	0.50	169,000
Inferred Mineral Resources	10.0	838,000	0.25	212,000	0.37	307,000
New Inferred Mineral Resources (A)	4.1	38,000	0.71	27,000	1.02	39,000
Dorsey Group
Measured Mineral Resource	11.6	61,000	0.23	14,000	0.33	20,000
Indicated Mineral Resource	6.4	131,000	0.33	43,000	0.46	60,000
Measured + Indicated Mineral Resources	8.0	192,000	0.30	57,000	0.42	80,000
Inferred Mineral Resources	9.5	955,000	0.30	288,000	0.43	413,000
New Inferred Mineral Resources (B)	3.0	5,000	2.05	10,000	-	-
Brunswick Group
Measured Mineral Resource	8.0	64,000	0.17	11,000	0.25	16,000
Indicated Mineral Resource	6.2	108,000	0.28	30,000	0.40	43,000
Measured + Indicated Mineral Resources	6.9	172,000	0.24	41,000	0.34	59,000
Inferred Mineral Resources	7.3	291,000	0.23	67,000	0.33	97,000
Waterman Group
Measured Mineral Resource	70.7	831,000	0.15	127,000	-	-
Indicated Mineral Resource	30.5	75,000	0.21	16,000	-	-
Measured + Indicated Mineral Resources	67.3	906,000	0.16	144,000	-	-
Idaho-Maryland Project [3]
Measured Mineral Resource 1	13.3	271,000	0.22	59,000	0.31	85,000
Measured Mineral Resource 2	70.7	831,000	0.15	127,000	0.15	127,000
Indicated Mineral Resource	8.1	489,000	0.35	172,000	0.50	243,000
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	375,000	0.28	472,000
Inferred Mineral Resources	9.3	2,526,000	0.26	666,000	0.38	952,000
New Inferred Mineral Resources A	4.2	42,000	0.65	27,000	0.94	40,000
New Inferred Mineral Resources B	3.0	5,000	2.05	10,000	2.05	10,000
Inferred Mineral Resources Total	4.0	2,573,000	0.27	703,000	0.39	1,002,000

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).  2. Inferred resources are divided into A (historic data and mine call factor applied) and B (from 2003-2004 data and no mine call factor applied).  3. Idaho-Maryland measured resources are split into two categories: 1. the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2. the Waterman Group (stockwork/slate type ore).  4. New inferred resources include 40,000 ounces with MCF (A), and 10,000 without MCF (B).

The November 2004 Technical Report defines the MCF used in determining the gold grade based on historical assay data for the IM Project.  Historically, the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, deposit types like those found at the IM Project typically under-

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

predict the gold produced.  The report also states, "Two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total MCF is equal to 1.44.  AMEC reviewed the work done by James Askew and Associates in calculating this MCF and agrees with their results.  The use of the MCF can be used to establish a relationship between the historic underground channel samples and expected production.  This factor will only be used on the nuggety vein system data.  The more homogeneous slate-hosted mineralization should not be factored at any resource category."

It is important to note that the existing assay data is historical in nature, and further exploration is required to verify the accuracy of this data.  The Company believes this information is useful, however, as an indication of the exploration potential of the IM Project and is planning additional surface and underground exploration to further define its understanding of the historic mineralization as well as other new targets identified from the modeling activities.

The mine workings are currently not accessible, as the mine is flooded, and IM Project geologists have not verified the sample results used to delineate these resource blocks, but the historic assay map data is thought to be a reliable indicator that the veins are open along strike and dip.  These gold resource blocks will be tested in the future once the planned underground exploration and development program has commenced at the IM Project.  Underground exploration of the 216 resource blocks and numerous exploration targets should commence after the Company receives its CMUP from the City of Grass Valley.

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the IM Project while potentially contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The owner of Ceramext, LLC was a director of the Company until June 2006.  Advance royalties of $10,000 per quarter were paid to Ceramext, LLC in fiscal 2006 and have now increased to $20,000 per quarter in fiscal 2007.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research and product development phase.  Scale of production has been limited by the size of the current research and development facility.  Capital investment related to the planned construction of a demonstration-scale facility has been deferred due to the difficulty in raising capital for two different types of capital intensive projects in one development stage entity.  As a consequence of this, the Company is deferring any further capital investment in a demonstration facility using the Ceramext™ technology, until after the reorganization of Golden Bear.

The design of a demonstration plant has been initiated, and post-reorganization of Golden Bear when the required financing can be secured independently of the mining company, it is expected that the first large-scale production tests could begin within six to nine months depending on equipment availability.

1.2.2

Stewart and Jazz Properties, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid) and issuing 200,000 common shares which have been issued.  In October 2006, the Company reached an agreement with the optionors to modify the terms of the agreement dated July 25, 2001 and November 28, 2005.  Under the modified terms the Company issued 60,000 common shares to the optionors, at a

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

deemed value of $0.50 per share, in lieu of the $30,000 cash payment due to the optionors in 2006 under the original terms of the agreement.  One additional cash payment of $40,000 is remaining, due in August 2007, whereupon the Company will be vested with 100% right, title and interest in and to the property, subject only to a 3% Net Smelter Returns royalty (“NSR”), payable to the optionors.  The Company has the right to purchase 66 2/3% of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  All other terms of the agreement remain unchanged.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.

Exploration Activity

In 2005, Emgold completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in southeastern British Columbia.  The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators.  This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum zone.

This drilling was designed to determine the reliability of the historical resource estimate by comparing historic Shell Minerals’ results with those obtained by Emgold.  The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program.  Additional modeling of the historic and current drilling will be performed by Emgold to validate the molybdenum resource within the mineralized breccia zone, as well as determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks.  Results from this drill program are encouraging and are considered to justify additional exploratory drilling to expand our knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

1.2.3

Rozan Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Mineral Property Option Payments and Exploration Programs for Fiscal 2007

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 totalled $250,000, including work programs of $200,000, which were not undertaken due to financing constraints in fiscal 2006.  A financing of Cdn$850,440 in flow-through shares was completed in late fiscal 2006.  These funds are to be expended on exploration in Canada pursuant to the flow-through agreements with the investors.  In fiscal 2007, property payments of Cdn$40,000 and $15,000, are required to maintain the option agreements.  The $15,000 payment on the Jazz property was made subsequent to December 31, 2006.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past three years.  The average London gold fix in 2006 averaged $603.46 per ounce and has averaged $656.33 per ounce to April 27 in 2007.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The following information has been extracted from the audited consolidated financial statements of the Company.  The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2006	As at December 31, 2005	As at December 31, 2004
Current assets	$ 2,925,022	$ 3,737,703	$ 1,651,513
Mineral property interests	910,672	859,531	797,956
Other assets	428,956	530,109	499,278
Total assets	4,264,650	5,127,343	2,948,747

Current liabilities	450,721	601,143	458,949
Preference shares	626,724	613,871	577,529
Capital lease obligation	31,504	--	--
Shareholders’ equity	3,155,701	3,912,329	1,912,269
Total shareholders’ equity and liabilities	$ 4,264,650	$ 5,127,343	$ 2,948,747

Working capital	$ 2,474,301	$ 3,136,560	$ 1,192,564

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs	1,590,754	1,769,659	998,631
Exploration costs	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)

Loss for the year	5,124,327	5,245,165	5,446,629

Loss per share – basic and diluted	$0.08	$0.09	$0.12
Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835
Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Fiscal 2006 compared to fiscal 2005

Emgold’s loss in fiscal 2006 was $5,124,327, or a loss per share of $0.08, compared to a loss of $5,245,165, or a loss per share of $0.09 in fiscal 2005.

Included in operating expenses in fiscal 2006 is a total of $107,462 in stock-based compensation compared with $190,326 in stock-based compensation in fiscal 2005.  Stock-based compensation of $41,936 in fiscal 2006 and $46,347 in fiscal 2005 is also included in Ceramext™ research costs and in exploration costs.

During fiscal 2006 the Company earned interest income of $45,133 on excess cash balances compared to $109,458 in fiscal 2005.  The decrease was due to interest earned on significantly lower cash balances held in fiscal 2006 compared to fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees increased slightly from $114,557 in fiscal 2005 to $115,352 in fiscal 2006.  Fiscal 2006 accounting and audit costs have increased due to increasing regulatory and reporting requirements.  The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document, but these costs were lower in fiscal 2006, as the initial filing, which attracted significantly higher legal costs, was in fiscal 2005.  Reviews of internal controls may also impact costs in the future.

Office and administration expenses in fiscal 2005 of $448,357 compare to $451,710 in fiscal 2006.  These include telephone, courier and other direct costs.  A portion of rent, telephone and other related direct expenses are included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of $60,827 in fiscal 2006 compare to $31,582 in fiscal 2005.  In fiscal 2006, Cdn$15,000 (2005 - Cdn$30,000) were paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company.  Included in consulting fees in fiscal 2006 is Cdn$38,000 (2005 – Cdn$7,500) paid to a private company controlled by a director of the Company.

The Company hired consultants at a cost of $68,600 in fiscal 2005 compared to $30,089 in fiscal 2006 to assist the Company in a review of the ceramics industry and associated markets.

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $15,771 in fiscal 2006.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2006, as late in the year a significant portion of the Company’s funds were held in Canadian dollars, and most expenditures by the Company are incurred and paid in United States dollars, so were subject to more volatility in the Canada and United States exchange rates.

Salaries and benefits of $558,717 in fiscal 2005 compares to $573,250 in fiscal 2006.  The increase in salaries and benefits in fiscal 2006 reflects the increased activity at the IM Project and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  In November 2006 several employees that were directly related to the ceramics process were laid off due to the focus on the permitting and the future reorganization of the Company with respect to the ceramics technology.  Severance costs were approximately $85,000.

Two senior level vice presidents, engineers with several years of experience in mining development and operations, were hired in the spring of 2006 to assist the Company in the development and construction of the IM Project.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

In the future, the existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff, or alternatively, there may be further decreases in salaries and benefits, after severance costs, if the Company is unable to raise the necessary capital to complete the permitting process at the IM Project.

Shareholder communications costs of $288,216 in fiscal 2005 compare to $192,248 in fiscal 2006.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  During fiscal 2005, a total of $77,500 was paid to MBC, compared to $80,032 in fiscal 2006.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  Until June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney’s services with no comparative expense in fiscal 2006.  The Company also paid $49,638 to High Visibility Public Relations for public relations services in fiscal 2005 with no comparative expense in fiscal 2006, as the contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services and his salary is included in salaries and benefits.

Travel expense decreased nominally from $131,770 in fiscal 2005 to $126,360 in fiscal 2006, although travel, air and hotel accommodation costs have increased in general.  Management has been giving several presentations in Europe and North America to the investment community to increase awareness of Emgold, although international travel to destinations other than the United States decreased in fiscal 2006.  Fiscal 2007 travel costs are likely to remain at least at the fiscal 2006 level, as the permitting process at the IM Project continues.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Research and development expenses:

	Years ended December 31,
	2006	2005	2004
Ceramext™ Research Costs
Prototypes materials for research	$ 131,955	$ 104,374	$ 173,246
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	40,000	156,060	141,054
Consulting fees	44,781	24,784	281,506
Consumable materials	35,473	51,026	40,349
Engineering costs	1,017,919	812,923	142,800
Marketing and commercialization	27,442	351,000	--
Sample preparation	83,283	70,190	27,882
Site costs	165,692	160,393	100,860
Stock-based compensation	11,139	28,489	68,440
Transportation	33,070	10,420	22,494
Incurred during the year	$ 1,590,754	$ 1,769,659	$ 998,631

In fiscal 2006 the Company incurred $1,590,754 in expenditures directly related to the development of the Ceramext™ Process compared to $1,769,659 in fiscal 2005.  The existing pilot plant is used to test many different materials to determine various processing parameters.  Various materials produced are regularly evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights into the process.

Pursuant to the deferral of further capital investment in the Ceramext™ technology, the Company has laid off employees dedicated to Golden Bear Ceramics associated with the further development of the Ceramext™ Process.  Termination costs including severance and vacation pay were approximately $85,000.  The Company continues to make the advance royalty payments to Ceramext, LLC and continues to maintain the pilot plant.

The official filing receipt has been received for the composition patent application.  New microprobe work has been initiated to determine the effect of various processing methods on the same feed material and the associated products.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000.  These studies examined the market for a wide range of products that could be manufactured using the waste materials from the IM Project or other operations that produce waste that could be utilized in the process.  Planned activities with additional financing include further testing, preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Years ended December 31,
	2006	2005	2004
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 1,352	$ 5,875	$ 70,016
Drilling	--	--	909,625
Geological and geochemical	778,354	762,140	658,920
Land lease and taxes	147,631	130,736	105,907
Mine planning	565,546	459,984	488,817
Site activities	255,427	213,756	369,541
Stock-based compensation	30,797	17,858	126,742
Transportation	13,042	14,551	44,106
Incurred during the year	1,792,149	1,604,900	2,773,674

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	3,789
Geological and geochemical	126	1,625	(21,929)
Site activities	55	155	295
Stock-based compensation	--	--	7,605
Transportation	--	--	1,460
Incurred during the year	181	1,780	(8,780)

Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	6,425	--
Drilling	--	59,198	--
Geological and geochemical	3,549	3,430	18,985
Site activities	101	5,409	312
Stock-based compensation	--	--	7,605
Transportation	--	1,061	2,374
Assistance and recoveries	--	(4,273)	--
Incurred during the year	3,650	71,250	29,276

Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	6,437
Drilling	--	--	58,786
Geological and geochemical	204	1,862	13,176
Site activities	15	--	--
Transportation	--	--	3,477
Assistance and recoveries	--	(11,568)	--
Incurred during the year	219	(9,706)	81,876

Total Exploration Expenses	$ 1,796,199	$ 1,668,224	$ 2,876,046

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Direct exploration expenditures on the IM Project increased from $1,604,900 in fiscal 2005 to $1,792,149 in fiscal 2006.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.

Planned expenses in fiscal 2007 for the IM Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

Geologic mapping of the IM Project and digitizing of the historic workings into MineSight™ was completed in 2005.  This is the first update of a geologic map of the IM Project in over 60 years, and the Company has been utilizing the data in computer assisted drafting for mine planning and in MineSight™ modelling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  A hydro-geological model of the IM Project area has also been developed.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $4,050 in fiscal 2006 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005.  All share and cash payments due in fiscal 2006 on the Company’s mineral property interests in British Columbia were made, or renegotiated to make payments in the form of shares to conserve cash.

A private placement of 2,238,000 units at a price of Cdn$0.38, consisting of one FT share and one NFT share purchase warrant provided Cdn$850,440, which must be used for exploration in Canada.  The units are comprised of one flow-through common share and one non flow-through warrant.  An exploration program to be conducted in the later summer months on the Rozan, Stewart and Jazz properties in British Columbia is being planned.

1.5

Summary of Quarterly Results (Unaudited)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2005
First Quarter	217,138	401,372	355	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,580	1,433	40	226	651,362	1,290,315	0.02
Third Quarter	508,812	338,200	(107)	13,123	30	425,897	1,260,160	0.02
Fourth Quarter	669,384	559,748	99	56,123	(11,463)	364,141	1,599,861	0.02
2006
First Quarter	329,869	496,066	84	1,328	--	540,020	1,344,263	0.02
Second Quarter	390,124	384,207	126	207	84	565,862	1,327,821	0.02
Third Quarter	458,999	466,736	--	834	172	328,856	1,252,787	0.02
Fourth Quarter	411,762	445,140	(29)	1,281	(37)	347,769	1,199,456	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Variances between quarters are primarily affected by the Company’s activities and progress on its exploration and permitting of the IM Project and research on the Ceramext™ Process.  Changes in the

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

level of funds raised by private placement or other forms of financing may cause delays in planned expenditures from quarter to quarter.  These are discretionary costs, primarily related to the timing and availability of hiring of external consultants related to the permitting process or capital expenditures, which may be delayed.  General and administrative expenses are expected to remain at approximately $125,000 per month.

1.6

Liquidity

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

To date, the Company has been able to advance all of its planned activities related to the IM Project and to the development of the Ceramext™ Process.  Progress has been at a slower pace than planned due to budgetary constraints.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2006:

	January 1, 2007, to December 31, 2007	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 4,847	$ 46,667
Operating lease obligations	257,856	263,136	263,136	65,784	--	--	849,912
Idaho-Maryland property lease (1)	325,500	300,000	--	--	--	--	625,500
Mineral property option payments (1)	49,483	20,000	25,000	25,000	25,000	25,000	169,483
Ceramext™ royalties and payments	80,000	160,000	160,000	160,000	160,000	160,000	720,000
Purchase obligations (3)	--	5,194,127	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 721,113	$ 5,945,627	$ 456,500	$ 259,148	$ 193,364	$ 185,000	$7,765,599

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

Investing Activities

As at December 31, 2006, Emgold has capitalized $910,672 representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $88,440 in fiscal 2006.  Amortization totalled $158,181.

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $5,365 for fiscal 2007.  There was no comparative capital expenditure in fiscal 2005.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.7

Capital Resources

At December 31, 2006, Emgold’s working capital, defined as current assets less current liabilities, was $2,474,301, compared to $3,136,560 at December 31, 2005.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2006, the Company had 83,759,406 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 283,000 shares at December 31, 2006.

Additional financings will be required in fiscal 2007 in order for the IM Project and the Company to move forward as scheduled.  Some of the risks of the Project are detailed below, with the additional risk that if the Company needs to curtail operations due to lack of adequate funding, the permitting process and the development of the Ceramext™ process will be delayed.

In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury.

The Company issued 1,426,202 common shares in a private placement of 1,426,202 units at a price of Cdn$0.60 in September 2006 for net proceeds of $698,093.  The units were comprised of one common share and one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of Cdn$1.00 per share until September 15, 2008.  Finder’s fees of 6% of gross proceeds on Cdn$738,601 were paid.

In a private placement that closed in December 2006, the Company issued a total of 14,344,105 units at Cdn$0.26 per unit, each unit comprising one common share and one share purchase warrant exercisable for 24 months to acquire an additional share at Cdn$0.40, and 2,238,000 FT units at Cdn$0.38 per unit, each flow through unit comprising one flow-through common share and one-half of one non-flow-through share purchase warrant exercisable for 24 months to acquire one additional share at Cdn$0.50.  The Company issued an aggregate of 1,247,368 compensation options and paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with the transaction.

The financing completed in late November is expected to enable the Company to make significant progress in the permitting of the IM Project but it will be necessary to raise significant additional funds for the permitting process to proceed in fiscal 2007.

Emgold was looking at various alternatives for further development and commercialization of the Ceramext™ technology as noted above.  The Company has been producing stone and ceramic tiles in its pilot plant facility to be used in a home being constructed by a development partner in the research process.

During the year ended December 31, 2006, the Company issued 820,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.29, with an expiry date of November 24, 2011.  Subsequent to December 31, 2006, 180,000 stock options exercisable at Cdn$0.90, 13,000 options exercisable at Cdn$0.10, 20,000 options exercisable at Cdn$0.30 and 150,000 stock options exercisable at Cdn$1.00 were cancelled, pursuant to the terms of the stock option plan for employees, directors and consultants no longer associated with the Company.

Plans for 2007

The Company will focus on permitting the IM Project in Grass Valley and defer further major development of the Ceramext™ technology.  The IM Project is entering the final stages of the permitting process and will require a substantial amount of the Company's financial and management

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

resources.  As a result, Emgold has decided to suspend or significantly reduce the Golden Bear Ceramics Company operations and defer its capital investment in Golden Bear Ceramics while it examines various alternatives for further development and commercialization of the Ceramext™ technology.  One of the alternatives under consideration is a reorganization of the Company to permit the separate financing and development of the Ceramext™ technology.  The Company will continue to meet its obligations under and maintain its world wide license of the technology.

Pursuant to the deferral of the capital investment of the Ceramext™ technology, the Company has laid off employees of Golden Bear Ceramics associated with the further development of the Ceramext™ Process.  This decision was made pursuant to the financing completed in December 2006.

The Company will be looking at various avenues for raising the required capital for operations of Golden Bear as a separate, self-financing organization.

Risks

As of the date of this report it is estimated that it may cost approximately $8,800,000 (approximately Cdn$10 million) in total working capital to operate the Company including environmental monitoring, permitting and preliminary engineering costs associated with obtaining the CMUP.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the IM Project will be approximately $4,625,000, including internal and external costs and 15% contingency.  The award of the CMUP is expected to be completed in Q2 2008.  The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the IM Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the latter date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.  Although the City of Grass Valley, as the Lead Agency, accepted the Company’s application as complete in May 2005, there are no assurances that the Company will be successful in obtaining the CMUP.

The Company continues to expand the resource at the IM Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  The permit will also allow the Company to construct a ceramics plant with a capacity of up to 1,200 STPD.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.  Furthermore, the IM Project has received significant support from the local community in favour of restarting the exploration and mining operations.  The Company, to date, has successfully received permits for every permit application submitted to local authorities.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

The Company seeks to reopen the historical IM Project, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold ore deposits therein,

•

Processing the associated siliceous waste rock from the mine to produce ceramic building materials via a proprietary process, and

•

Operating and maintaining these facilities for the life of the Project to be determined by completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the IM Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

Separately, the Company has conducted geotechnical studies and pilot and demonstration work using the Ceramext™ technology in order to complete a feasibility study of the process as applied to produce high quality ceramic building materials from the mine development rock and tailings from the IM Project.

The outcome of the feasibility work on the Ceramext™ technology will not have a direct impact on the ability of the Company to obtain the CMUP.  The mine can be opened, underground exploration and early mine development, with waste rock and tailings managed to meet the requirements necessary to obtain the CMUP independently of the further development of the Ceramext™ technology.

The low price of Emgold’s common stock limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.9

Transactions with Related Parties

Balances receivable from (g):	December 31, 2006	December 31, 2005
LMC Management Services Ltd.	$ 235,410	$ 131,224
Balances payable to (g):
Directors, officers and employees	$ 195,483	$ 173,273

(a)

Since August 1, 2001, $827,056 (2005 - $649,271; 2004 - $539,130) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(b)

Legal fees of $Nil (2005 - $34,625; 2004 - $32,268) were paid to a law firm of which a director, Sargent H. Berner, was an associate to April 1, 2006.

(c)

Consulting fees of Cdn$38,000 (2005 – Cdn$7,500; 2004 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described below.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described below.

Series A First Preference Shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2005 and 2004	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2006	December 31, 2005
Balance, beginning of year	$ 613,871	$ 577,529
Accretion of debt	14,469	16,448
Foreign exchange loss (gain) on debt	(1,616)	19,894
	12,853	36,342
Balance, end of year	$ 626,724	$ 613,871

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days’ written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2006, $194,148 (December 31, 2005 - $147,018) was accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

1.10

Fourth Quarter (Unaudited)

Three months ended December 31, 2006 (“Q4 2006”), compared to three months ended December 31, 2005 (“Q4 2005”)

	Three months ended December 31,
	2006	2005
Expenses
Amortization	$ 23,640	$ 19,726
Ceramext™ research costs	446,354	853,663
Exploration expenses	411,762	420,620
Legal, accounting and audit	53,556	35,424
Management and consulting fees	10,496	13,130
Office and administration	68,022	145,493
Other consulting fees	1,780	68,600
Salaries and benefits (recoveries)	50,455	(54,695)
Shareholder communications	39,003	59,845
Stock-based compensation	65,526	--
Travel	29,210	58,737
	1,199,804	1,620,543
Other expenses and (income)
Foreign exchange (gain) loss	(8,965)	1,895
Finance expense	11,435	11,779
Accretion of debt portion of preference shares	3,611	4,207
Interest income	(6,429)	(38,563)
Loss for the period	$ 1,199,456	$ 1,599,861

Loss per share – basic and diluted	$0.02	$0.02
Weighted average number of common shares outstanding	71,648,743	65,521,795

Emgold had a loss of $1,199,456 or a loss per share of $0.02 in Q4 2006, compared to a loss of $1,599,861, or loss per share of $0.02 in Q4 2005.

During Q4 2005 the Company earned interest income of $38,563 on excess cash balances compared to $6,429 in Q4 2006.  The decrease was due to declining cash balances as cash was utilized for operations since a financing completed in Q2 2005.  A financing of 1,426,202 common shares completed in September 2006 was used for operations on a limited scale, with further proceeds from financing of $3,149,825, on the issuance of 16,582,105 common shares expected to provide funding until the second quarter of fiscal 2007.  The Company is pursuing various avenues of financing as the permitting of the IM Project is cost intensive, and will require additional capital to complete the permitting process.

Legal, accounting and audit fees increased from $35,424 in Q4 2005 to $53,556 in Q4 2006.  The increase in costs is due to an increase in audit fees for fiscal 2006, the balance of which were accrued in Q4 2006.

Office and administration expenses in Q4 2005 of $145,493 compare to $68,022 in Q4 2006.  A credit from LMC was recorded in Q4 2006, resulting in lower costs in the period.  Administration costs in fiscal 2007 will decrease nominally due to the layoff of the Ceramext™ Process employees in Grass Valley, California in November 2006.  Facility rentals and other costs will likely increase slightly from current levels due to indexed lease rates and increased property taxes.

Until June 30, 2006, management and consulting fees of Cdn$2,500 per month were paid to Lang

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Mining Corporation, a private company, for the services of the former Chairman of the Company, so Q4 2005 fees of Cdn$7,500 compare to $Nil in Q4 2006.  Consulting fees in Q4 2006 of Cdn$12,000 paid to a private company controlled by Sargent H. Berner, a director of the Company, compare to Cdn$7,875 in Q4 2005.

A foreign exchange loss of $1,895 in Q4 2005 compares to an exchange gain of $8,965 in Q4 2006.  The debt portion of preference shares is denominated in Canadian dollars and is subject to exchange rate fluctuations.  Fluctuations in currency are expected may affect operations in fiscal 2007, as currently a significant portion of the Company’s funds are held in Canadian dollars.

Salaries and benefits of $50,455 in Q4 2006 compare to a recovery of $54,695 in Q4 2005.  The change in salaries and benefits in fiscal 2006 primarily relates to the credit from LMC for the full cost recovery in December 2005.  In fiscal 2006, a partial credit was recorded in the second quarter, reducing the total credit in December 2006.  Salaries and benefits is directly related to non-technical administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities is recorded in salaries and benefits.

Shareholder communications costs of $39,003 in Q4 2006 compares to $59,845 in Q4 2005.  Discretionary costs in shareholder communications will be reduced to assist the Company in conserving cash.  Non-discretionary costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Stock-based compensation of $65,526 recorded in Q4 2006 relates to stock options granted to two directors and several employees in November 2006.  There were no stock options granted in Q4 2005.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions before the board of directors for consideration, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above.

1.12

Critical Accounting Estimates

Disclosure not required as the Company is a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

In 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 3865, Hedges and Section 1530, Comprehensive Income.

Section 3855 expands on Section 3860, Financial Instruments – Disclosure and Presentation, by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount.  It also specifies how gains and losses on financial instruments are to be presented in the financial statements.

Section 3865 provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes.  It replaces and expands on Accounting Guideline 13, Hedging relationships, and the hedging guidance in Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Section 1530 introduces a new requirement to temporarily present certain gains and losses outside net income as “Other Comprehensive Income.”

Sections 3855, 3865 and 1530 apply to fiscal years beginning on or after October 1, 2006 and thus will be implemented by the Company in its fiscal year starting January 1, 2007.  The Company has not yet determined the full impact of these standards on its consolidated financial statements.

1.14

Financial Instruments and Other Instruments

The Company’s financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, the debt component of preference shares and the current and non-current portion of capital lease obligations.  Financial instruments are recorded at cost.   A significant portion of the Company’s current assets is held in Canadian dollars.  To date the Company has not made use of currency hedges.

With the exception of the preference shares and the related dividends, the fair value of these financial instruments approximates their carrying value.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013, and as such, reflects the fair value of the instrument.

1.15.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2006 and 2005.

1.15.2

Additional Disclosure for Venture Issuers without Significant Revenue

(a)

capitalized or expensed exploration and development costs

See Item 1.4 in this Quarterly and Annual Report.

(b)

expensed research costs

See Item 1.4 in this Quarterly and Annual Report.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of April 30, 2007, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at April 30, 2007

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

83,759,406 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.25	20,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	428,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,680,000	November 19, 2013
$0.90	1,930,000	July 12, 2014
$0.36	160,000	June 28, 2010
$0.29	820,000	November 24, 2011
	6,338,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
37,099,823	Weighted Average Exercise Price: Cdn$0.56

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

Emgold Mining Corporation

Three Months and Year Ended
December 31, 2006

(expressed in United States dollars, unless otherwise stated)

Other Information

Controls and Procedures

As of December 31, 2006, we carried out an evaluation, under the supervision and with the participation of our President and Chief Financial Officer of the effectiveness of the design and operation of our disclosure controls and procedures.  Based on this evaluation, our President and Chief Financial Officer have concluded that our disclosure control and procedures are effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

There were no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2006, that have materially affected or are reasonably likely to materially affect its internal controls over financial reporting.

Approval

The Board of Directors of Emgold Mining Corporation has approved the disclosure contained in the Annual MD&A.  A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.  Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties.  Actual results in each case could differ materially from those currently anticipated in such statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in the event actual results differ from those currently anticipated.

28